                                                                    Exhibit 99.1

                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
================================================================================
  (thousands of United States Dollars except for share, per share and ton data)

                                                           For the Three Months Ended            For the Nine Months Ended
                                                     --------------------------------------   -------------------------------
                                                      September 30   September 30   June 30     September 30   September 30
                                                         2003           2002         2003          2003           2002
-----------------------------------------------------------------------------------------------------------------------------
Plate and Coil Tons Produced (thousands)                 772.6          690.9        767.8         2,200.8        2,120.5
-----------------------------------------------------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                        817.3          697.8        748.8         2,240.3        2,258.2
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                $ 334,974      $ 266,908    $ 298,216       $ 913,053      $ 825,626
Cost of sales
   Manufacturing and raw material                      294,779        226,758      269,969         806,910        715,867
   Amortization of capital assets                       15,007         13,737       15,245          44,818         39,216
                                                     ------------------------------------------------------------------------
                                                       309,786        240,495      285,214         851,728        755,083
                                                     ------------------------------------------------------------------------
Gross income                                            25,188         26,413       13,002          61,325         70,543
Selling, research and administration                    14,642         13,069       14,047          40,699         39,631
                                                     ------------------------------------------------------------------------
Operating income (loss)                                 10,546         13,344       (1,045)         20,626         30,912
Other expenses (income):
   Interest on long-term debt                            9,210          5,726        6,271          21,234         17,969
   Other interest (income) expense, net                   (370)           (43)        (206)           (744)           182
   Foreign exchange loss (gain)                         (1,013)         1,560       (3,287)         (5,712)         1,117
   Other                                                  (677)             -            -            (677)             -
                                                     ------------------------------------------------------------------------
Income (Loss) Before Income Taxes                        3,396          6,101       (3,823)          6,525         11,644
Income Tax Expense (Benefit)                             2,377          2,197         (313)          4,568          4,196
                                                     ------------------------------------------------------------------------
Net Income (Loss)                                        1,019          3,904       (3,510)          1,957          7,448
Dividends on Preferred Shares, including
   part VI.I tax                                         1,598          1,408        1,570           4,631          4,206

Interest on Subordinated Notes, net of income tax        1,443          1,443        1,443           4,329          4,329
                                                     ------------------------------------------------------------------------
Net Income (Loss) Attributable to
   Common Shareholders                               $  (2,022)     $   1,053    $  (6,523)      $  (7,003)     $  (1,087)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share  - Basic            $   (0.04)     $    0.02    $   (0.14)      $   (0.15)     $   (0.02)
                                  - Diluted          $   (0.04)     $    0.02    $   (0.14)      $   (0.15)     $   (0.02)
Denominator for Basic Earnings per
   Common Share (thousands)                             47,668         47,540       47,667          47,667         46,106
Denominator for Diluted Earnings per
   Common Share (thousands)                             47,668         47,815       47,667          47,667         46,106
-----------------------------------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
================================================================================
                      (thousands of United States Dollars)

                                                           For the Three Months Ended            For the Nine Months Ended
                                                     --------------------------------------   -------------------------------
                                                      September 30   September 30   June 30     September 30    September 30
                                                         2003           2002         2003          2003            2002
-----------------------------------------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Period             $ 486,238      $ 486,589    $ 494,523      $  494,599      $ 491,777
   Net Income (Loss)                                     1,019          3,904       (3,510)          1,957          7,448
   Dividends on Preferred Shares,
      including part VI.I tax                           (1,598)        (1,408)      (1,570)         (4,631)        (4,206)
   Interest on Subordinated Notes, net
      of income tax                                     (1,443)        (1,443)      (1,443)         (4,329)        (4,329)
   Dividends on Common Shares                           (1,754)        (1,510)      (1,762)         (5,134)        (4,558)
                                                     ------------------------------------------------------------------------
Retained Earnings at End of Period                   $ 482,462      $ 486,132    $ 486,238      $  482,462      $ 486,132
-----------------------------------------------------------------------------------------------------------------------------

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
====================================================================================================================================
                                              (thousands of United States Dollars)

                                                                   For the Three Months Ended             For the Nine Months Ended
                                                             -----------------------------------------------------------------------
                                                             September 30   September 30     June 30     September 30   September 30
                                                                 2003           2002           2003          2003           2002
------------------------------------------------------------------------------------------------------------------------------------
Cash Derived From (Applied To)
  Operating Activities
    Working capital provided by operations
      Net income (loss)                                      $     1,019        $ 3,904    $  (3,510)     $   1,957     $    7,448
      Amortization of capital assets                              15,007         13,737       15,245         44,818         39,216
      Amortization of deferred charges                               344            211          321            883            602
      Deferred pension expense                                        41           (922)         258          1,136         (2,142)
      Future income taxes                                          6,429         (3,746)         591         10,009          8,899
                                                             -----------------------------------------------------------------------
                                                                  22,840         13,184       12,905         58,803         54,023
                                                             -----------------------------------------------------------------------
    Changes in working capital
       Accounts receivable, less allowances                      (17,099)        20,196      (13,826)       (26,709)       (30,093)
       Inventories                                                11,166        (21,687)     (18,950)         5,439          7,877
       Other                                                         460            276         (139)           826            184
       Accounts payable and accrued charges                       13,955         (3,920)     (11,216)        37,119         12,250
                                                             -----------------------------------------------------------------------
                                                                   8,482         (5,135)     (44,131)        16,675         (9,782)
                                                             -----------------------------------------------------------------------
                                                                  31,322          8,049      (31,226)        75,478         44,241
------------------------------------------------------------------------------------------------------------------------------------
  Financing Activities
    Common share dividends                                        (1,754)        (1,510)      (1,762)        (5,134)        (4,558)
    Issue of common shares (net of issue costs)                        -              -            -              -         90,670
    Common shares issued pursuant to share option plan               137            113            -            137          1,942
    Preferred share dividends                                     (1,479)        (1,314)      (1,482)        (4,327)        (3,939)
    Subordinated notes interest                                   (4,250)        (4,250)           -         (8,500)        (8,500)
    Issue of long-term debt                                            -         10,000      254,600        264,600         45,000
    Repayment of long-term debt                                        -         (6,100)    (157,586)      (225,586)      (111,100)
                                                             -----------------------------------------------------------------------
                                                                  (7,346)        (3,061)      93,770         21,190          9,515
------------------------------------------------------------------------------------------------------------------------------------
  Investing Activities
    Expenditures for capital assets                               (2,557)        (6,767)      (4,139)       (10,194)       (30,316)
    Proceeds on sale of assets held for sale                       1,022              -        1,032          2,054              -
    Other                                                              -              -            -              -         (1,706)
                                                             -----------------------------------------------------------------------
                                                                  (1,535)        (6,767)      (3,107)        (8,140)       (32,022)
------------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and
    cash equivalents                                                 (65)          (854)      (2,368)        (2,381)          (882)
------------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents less
  Bank Indebtedness                                               22,376         (2,633)      57,069         86,147         20,852
Cash and Cash Equivalents less Bank Indebtedness at
  Beginning of Period                                             86,630         25,977       29,561         22,859          2,492
                                                             -----------------------------------------------------------------------
Cash and Cash Equivalents less Bank Indebtedness at End
  of Period                                                  $   109,006       $ 23,344    $  86,630      $ 109,006      $  23,344
------------------------------------------------------------------------------------------------------------------------------------

                                       CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
====================================================================================================================================
                                              (thousands of United States Dollars)

                                                                                           September 30   September 30   December 31
                                                                                               2003           2002           2002
                                                                                            (unaudited)   (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                                $   109,006    $   23,344    $    22,859
  Accounts receivable, less allowances                                                         191,505       146,801        153,752
  Inventories                                                                                  266,710       231,517        255,410
  Other                                                                                          2,198         1,847          2,847
  Future income taxes                                                                           23,131        45,130         41,402
                                                                                           -----------------------------------------
                                                                                               592,550       448,639        476,270
------------------------------------------------------------------------------------------------------------------------------------
Non-Current Assets
  Capital and other                                                                          1,139,613     1,148,170      1,146,456
  Future income taxes                                                                          150,820       115,994        121,586
                                                                                           -----------------------------------------
                                                                                             1,290,433     1,264,164      1,268,042
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                               $ 1,882,983    $1,712,803    $ 1,744,312
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable and accrued charges                                                     $   178,291    $  157,073    $   136,072
  Current portion of long-term debt                                                             34,286        35,386         35,386
                                                                                           -----------------------------------------
                                                                                               212,577       192,459        171,458
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
  Long-term debt                                                                               398,130       306,637        342,202
  Future income taxes                                                                          164,347       142,836        143,229
                                                                                           -----------------------------------------
                                                                                               562,477       449,473        485,431
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Preferred shares                                                                              98,654        98,550         98,553
  Common shares                                                                                351,569       348,775        351,311
  Subordinated notes                                                                           102,125       102,125        104,250
  Retained earnings                                                                            482,462       486,132        494,599
  Cumulative translation adjustment                                                             73,119        35,289         38,710
                                                                                           -----------------------------------------
                                                                                             1,107,929     1,070,871      1,087,423
------------------------------------------------------------------------------------------------------------------------------------
 Total Liabilities and Shareholders' Equity                                                $ 1,882,983    $1,712,803    $ 1,744,312
------------------------------------------------------------------------------------------------------------------------------------

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)
================================================================================
                      (thousands of United States Dollars)

 1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements. These unaudited consolidated interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report for the year ended December 31, 2002.

 2. Certain prior period amounts have been reclassified to conform with the current presentation.

 3. During the quarter ended September 30, 2003, the Company sold a portion of its assets held for sale for cash of $1,022 and a mortgage of $6,536. The transaction resulted in no gain or loss.

 4. During the quarter ended June 30, 2003, the Company issued $200 million 8.75% senior notes due 2013. Debt issue expenses of $5.4 million have been deferred and will be amortized over the term of the notes.

 5. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

 6. During the quarter ended September 30, 2003, 10,417 shares of restricted stock, 76,500 restricted shares and 65,543 performance units were granted under the Company's share option plan. The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $222 has been recorded in the three and nine month periods ended September 30, 2003.

     The following table summarizes information on share capital and related matters at September 30, 2003:

                                                                Outstanding       Vested
                                                                --------------------------
     Preferred shares                                             6,000,000
     Common shares                                               47,757,404
     Common shares - year-to-date weighted average               47,667,498
     Common share stock options                                   3,180,954     3,147,887
     Restricted stock                                                10,417             -
     Restricted shares                                               76,500             -
     Performance units                                               65,195             -

7. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

     Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.


                                                              For the Three Months Ended               For the Nine Months Ended
                                                  ---------------------------------------------  -----------------------------------
                                                    September 30    September 30       June 30      September 30      September 30
                                                        2003            2002            2003            2003              2002
------------------------------------------------------------------------------------------------------------------------------------
Sales
   Canada                                         $     127,412    $     83,135    $     96,204    $     345,993     $     248,861
   United States                                        207,562         183,773         202,012          567,060           576,765
                                                  ----------------------------------------------------------------------------------
                                                  $     334,974    $    266,908    $    298,216    $     913,053     $     825,626
------------------------------------------------------------------------------------------------------------------------------------


                                                                                      September 30     September 30      December 31
                                                                                           2003             2002            2002
                                                                                ----------------------------------------------------
Capital Assets
   Canada                                                                          $     200,244   $     207,732    $      186,377
   United States                                                                         917,890         935,590           947,980
                                                                                ----------------------------------------------------
                                                                                   $   1,118,134   $   1,143,322    $    1,134,357
------------------------------------------------------------------------------------------------------------------------------------

                                                              For the Three Months Ended               For the Nine Months Ended
                                                  ---------------------------------------------  -----------------------------------
                                                    September 30    September 30       June 30     September 30       September 30
                                                        2003            2002            2003           2003               2002
                                                  ----------------------------------------------------------------------------------
Sales information by product group is as follows:
   Steel mill products                            $     186,195    $     178,953   $     184,937   $     527,663    $      525,862
   Tubular products                                     148,779           87,955         113,279         385,390           299,764
                                                  ----------------------------------------------------------------------------------
                                                  $     334,974    $     266,908   $     298,216   $     913,053    $      825,626
                                                  ----------------------------------------------------------------------------------

8. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

                                                        For the Three Months Ended           For the Nine Months Ended
                                                   --------------------------------------   ---------------------------
                                                   September 30   September 30    June 30   September 30   September 30
                                                       2003           2002          2003        2003           2002
      -----------------------------------------------------------------------------------------------------------------
      Pro forma net income (loss)                      $    998        $ 3,726    $(3,489)     $  1,771        $ 7,015
      Pro forma net income (loss) attributable
         to common shareholders                        $ (2,043)       $   875    $(6,502)     $ (7,189)       $(1,520)
      Pro forma earnings (loss) per common share
         Basic                                         $  (0.04)       $  0.02    $ (0.14)     $  (0.15)       $ (0.03)
         Diluted                                       $  (0.04)       $  0.02    $ (0.14)     $  (0.15)       $ (0.03)
      -----------------------------------------------------------------------------------------------------------------

9.   Condensed Consolidating Financial Statements (unaudited)

     The following information presents the unaudited condensed consolidating statements of financial position as at September 30, 2003 and 2002 and December 31, 2002, and the condensed consolidating statements of income and cash flows for the nine month periods ended September 30, 2003 and 2002. Reconciliations of significant differences between Canadian and United States Generally Accepted Accounting Principles are also provided. The condensed consolidating financial statements present the accounts of IPSCO Inc. ("Parent"), and its Guarantor and Non-Guarantor subsidiaries, as defined in the indenture dated as of June 18, 2003 to the IPSCO Inc. 8 3/4% Senior Notes due 2013 ("the Notes") which were issued on June 18, 2003. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by the Guarantor subsidiaries. The Guarantor subsidiaries, all of which are wholly-owned by IPSCO Inc., are IPSCO Saskatchewan Inc., IPSCO Recycling Inc., IPSCO Ontario Inc., IPSCO Enterprises Inc., IPSCO Minnesota Inc., IPSCO Texas Inc., IPSCO Tubulars Inc., IPSCO Steel Inc., IPSCO Steel (Alabama) Inc., IPSCO Investments Inc. and IPSCO Alabama Ltd. Non-Guarantor subsidiaries are IPSCO Direct Inc., Western Steel Limited, General Scrap Partnership, IPSCO Sales Inc., IPSCO Construction Inc. and General Scrap Inc.


     IPSCO Inc. Condensed Consolidating Statements of Financial Position (unaudited) As at September 30, 2003
     (thousands of United States dollars)

                                                                 Guarantor       Non-Guarantor                     Consolidated
                                                  Parent        Subsidiaries     Subsidiaries    Eliminations         Total
                                             ----------------------------------------------------------------------------------
  CURRENT ASSETS
     Cash and cash equivalents                 $    66,854      $    26,097      $     16,055       $       -      $    109,006
     Accounts receivable
        Trade, less allowances                      46,427          101,346            13,488               -           161,261
        Intercompany                               199,981         (214,857)           14,876               -                 -
        Other, including current portion
            of mortgage receivable                  20,330            5,112             4,802               -            30,244
     Inventories                                    66,935          204,900             5,818         (10,943)          266,710
     Prepaid expenses                                  931            1,177                90               -             2,198
     Future income taxes                            14,898            8,197                36               -            23,131
                                             ----------------------------------------------------------------------------------
                                                   416,356          131,972            55,165         (10,943)          592,550
                                             ----------------------------------------------------------------------------------

  NON-CURRENT ASSETS
     Capital assets                                149,030          946,573            29,710          (7,179)        1,118,134
     Mortgage receivable                                 -            5,179             5,303               -            10,482
     Deferred charges, less amortization             7,394              283                 -               -             7,677
     Deferred pension asset                          3,685             (365)                -               -             3,320
     Investment in subsidiaries                    884,376           41,844                 -        (926,220)                -
     Future income taxes                                 1          150,854               (81)             46           150,820
                                             ----------------------------------------------------------------------------------
                                                 1,044,486        1,144,368            34,932        (933,353)        1,290,433
                                             ----------------------------------------------------------------------------------

  TOTAL ASSETS                                 $ 1,460,842      $ 1,276,340      $     90,097       $(944,296)    $   1,882,983
                                             ==================================================================================

  CURRENT LIABILITIES
     Accounts payable and accrued charges      $    14,325      $   118,596      $     17,216       $       -     $     150,137
     Accrued payroll and related liabilities         3,390            9,316                56               -            12,762
     Current portion of long-term debt              34,286                -                 -               -            34,286
     Other current liabilities                      11,955            3,437                 -               -            15,392
                                             ----------------------------------------------------------------------------------
                                                    63,956          131,349            17,272               -           212,577
                                             ----------------------------------------------------------------------------------
  LONG-TERM LIABILITIES
        Long-term debt                             370,130           28,000                 -               -           398,130
        Future income taxes                         20,952          127,729             8,405           7,261           164,347
                                             ----------------------------------------------------------------------------------
                                                   391,082          155,729             8,405           7,261           562,477
                                             ----------------------------------------------------------------------------------

  SHAREHOLDERS' EQUITY
        Subordinated notes                               -         102,125                 -                -           102,125
        Other equity                             1,005,804         887,137            64,420         (951,557)        1,005,804
                                             ----------------------------------------------------------------------------------
                                                 1,005,804         989,262            64,420         (951,557)        1,107,929



  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 1,460,842      $1,276,340       $    90,097        $(944,296)    $   1,882,983
                                             ==================================================================================


IPSCO Inc. Condensed Consolidating Statements of Income (unaudited) Nine Months Ended September 30, 2003
(thousands of United States dollars)

                                                             Guarantor     Non-Guarantor                     Consolidated
                                              Parent        Subsidiaries   Subsidiaries    Eliminations         Total
                                              ---------------------------------------------------------------------------
Sales                                         $ 239,495     $ 822,916        $  114,518      $ (263,876)       $  913,053
                                              ---------------------------------------------------------------------------
Cost of sales
   Manufacturing and raw material               216,338       754,064           101,682        (265,190)          806,910
   Amortization of capital assets                 9,882        34,012               924               -            44,818
                                              ---------------------------------------------------------------------------
                                                226,220       788,076           102,606        (265,190)          851,728
                                              ---------------------------------------------------------------------------
Gross income                                     13,275        34,840            11,912           1,298            61,325
Selling, research and administration             10,665        29,374               660               -            40,699
                                              ---------------------------------------------------------------------------

Operating income                                  2,610         5,466            11,252           1,298            20,626

Other expenses (income)
   Interest on long-term debt                    18,372         2,862                 -               -            21,234
   Other interest (income) expense, net            (193)         (480)              (71)              -              (744)
   Foreign exchange loss (gain)                  (3,514)       (2,424)              226               -            (5,712)
   Intercompany interest/dividend               (34,750)       10,584            (3,182)         27,348                 -
   Equity income                                 22,644       (11,518)                -         (11,126)                -
   Gain on sale of assets held for sale               -          (677)                -               -              (677)
                                              ---------------------------------------------------------------------------

Income (loss) before income taxes                    51         7,119            14,279         (14,924)            6,525

Income taxes                                     (1,906)          832             5,042             600             4,568
                                              ---------------------------------------------------------------------------
NET INCOME (LOSS)                                 1,957         6,287             9,237         (15,524)            1,957

Dividends on preferred shares, including
   part VI.I tax                                  4,631             -                 -               -             4,631

Interest on subordinated notes,
   net of income tax                                  -         4,329                 -               -             4,329
                                              ---------------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO
   COMMON SHAREHOLDERS                        $  (2,674)    $   1,958        $    9,237      $  (15,524)       $   (7,003)
                                              ===========================================================================


IPSCO Inc. Condensed Consolidating Statements of Cash Flows (unaudited) Nine Months Ended September 30, 2003
(thousands of United States dollars)

                                                                        Guarantor     Non-Guarantor                    Consolidated
                                                         Parent       Subsidiaries    Subsidiaries     Eliminations        Total
                                                      ------------------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
  Operating activities
    Working capital provided by operations
      Net income (loss)                               $      1,957    $      6,287    $      9,237     $    (15,524)   $      1,957
      Equity income                                         22,644         (11,518)              -          (11,126)              -
      Amortization of capital assets                         9,882          34,012             924                -          44,818
      Amortization of deferred charges                         843              40               -                -             883
      Deferred pension expense                                 896             240               -                -           1,136
      Future income taxes                                   (7,678)         15,292           2,395                -          10,009
                                                      ------------------------------------------------------------------------------
                                                            28,544          44,353          12,556          (26,650)         58,803
                                                      ------------------------------------------------------------------------------
   Changes in working capital
      Accounts receivable, less allowances                 (38,904)        109,543             125          (97,473)        (26,709)
      Inventories                                             (167)          3,729           1,877                -           5,439
      Other                                                    250             618             (42)               -             826
      Accounts payable and accrued charges                   4,604          27,828           4,687                -          37,119
                                                      ------------------------------------------------------------------------------
                                                           (34,217)        141,718           6,647          (97,473)         16,675
                                                      ------------------------------------------------------------------------------
                                                            (5,673)        186,071          19,203         (124,123)         75,478
                                                      ------------------------------------------------------------------------------

  Financing activities
    Proceeds from issuance of common shares                      -         113,062               -         (113,062)              -
    Proceeds from issuance of common shares
      pursuant to share option plan                            137               -               -                -             137
    Common share dividends                                  (5,134)       (134,334)         (7,994)         142,328          (5,134)
    Preferred share dividends                               (4,327)              -               -                -          (4,327)
    Subordinated notes interest                                  -          (8,500)              -                -          (8,500)
    Issue (repayment) of long-term debt                    152,014        (113,000)              -                -          39,014
                                                      ------------------------------------------------------------------------------
                                                           142,690        (142,772)         (7,994)          29,266          21,190
                                                      ------------------------------------------------------------------------------

  Investing activities
    Expenditures for capital assets                         (2,076)         (7,396)           (722)               -         (10,194)
    Proceeds from sale of assets held for sale                   -           1,032           1,022                -           2,054
    Investment in subsidiaries                             (70,684)        (24,173)              -           94,857               -
                                                      ------------------------------------------------------------------------------
                                                           (72,760)        (30,537)            300           94,857          (8,140)
                                                      ------------------------------------------------------------------------------

  Effect of exchange rate changes on cash and
    cash equivalents                                        (2,081)         (1,166)            866                -          (2,381)
                                                      ------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  LESS BANK INDEBTEDNESS                                    62,176          11,596          12,375                -          86,147

CASH AND CASH EQUIVALENTS
  LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD              4,678          14,501           3,680                -          22,859
                                                      ------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS
  LESS BANK INDEBTEDNESS AT END OF PERIOD             $     66,854    $     26,097    $     16,055     $          -    $    109,006
                                                      ==============================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the nine months ended September 30, 2003 (unaudited)

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                       Guarantor     Non-Guarantor                Consolidated
                                                             Parent   Subsidiaries   Subsidiaries   Eliminations      Total
                                                         ---------------------------------------------------------------------
Net income as reported under Canadian GAAP                 $  1,957     $ 6,287       $  9,237     $  (15,524)      $   1,957
Adjustments relating to amortization of capital assets                    2,388                                         2,388
Adjustments relating to subordinated notes                               (4,329)                                       (4,329)
Adjustments relating to sale-leaseback                                     (721)                                         (721)
Adjustments relating to natural gas hedge                                  (408)                                         (408)
Adjustments to equity income                                 (3,070)                                    3,070               -
                                                         ---------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP               (1,113)      3,217          9,237        (12,454)         (1,113)
Dividends on preferred shares including part VI.I tax        (4,631)                                                   (4,631)
                                                         ---------------------------------------------------------------------
Net income (loss) available to common shareholders
    in accordance with U.S. GAAP                           $ (5,744)    $ 3,217       $  9,237     $  (12,454)      $  (5,744)
                                                         =====================================================================

b) Comprehensive income (loss):

                                                                       Guarantor     Non-Guarantor                Consolidated
                                                             Parent   Subsidiaries   Subsidiaries   Eliminations      Total
                                                         ---------------------------------------------------------------------
Net income (loss)  in accordance with U.S. GAAP          $   (1,113)    $ 3,217       $  9,237     $  (12,454)       $ (1,113)
Other comprehensive income
    Foreign currency translation adjustments                 31,088                                                    31,088
    Adjustment to equity income                                 318                                      (318)              -
    Amortization of natural gas hedge to income                             498                                           498
        Tax effect                                                         (180)                                         (180)
                                                         ---------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP $   30,293     $(4,459)      $  9,237     $   (4,778)       $ 30,293
                                                         =====================================================================

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:


                                                                     Guarantor     Non-Guarantor                  Consolidated
                                                           Parent   Subsidiaries   Subsidiaries     Eliminations      Total
                                                         ---------------------------------------------------------------------
i) Capital assets
      Balance under Canadian GAAP                        $  149,030   $ 946,573       $ 29,710     $   (7,179)     $1,118,134
      Adjustments relating to the capitalization
        of interest                                                     (13,902)                                      (13,902)
      Adjustments relating to commissioning costs                      (112,233)                                     (112,233)
      Adjustments relating to amortization of
        capital assets                                                   (4,815)                                       (4,815)
      Adjustments relating to sale-leaseback                            132,053                                       132,053
                                                         ---------------------------------------------------------------------
      Balance under U.S. GAAP                            $  149,030   $ 947,676       $ 29,710     $   (7,179)     $1,119,237
                                                         =====================================================================

ii) Deferred pension liability (asset)
      Balance under Canadian GAAP                        $   (3,685)  $     365       $      -     $        -      $   (3,320)
      Adjustments relating to minimum pension liability      32,081                                                    32,081
                                                         ---------------------------------------------------------------------
      Balance under U.S. GAAP                            $   28,396   $     365       $      -     $        -      $   28,761
                                                         =====================================================================

iii) Future income taxes
        Net future tax asset balance under Canadian GAAP          $    6,053     $ (31,322)     $ 8,450     $   7,215    $   (9,604)
        Adjustments relating to the capitalization of interest                      (5,172)                                  (5,172)
        Adjustments relating to commissioning costs                                (41,751)                                 (41,751)
        Adjustments relating to amortization of capital assets                      (1,791)                                  (1,791)
        Adjustments relating to minimum pension liability            (11,934)                                               (11,934)
        Adjustments relating to sale-leaseback                                      (2,281)                                  (2,281)
        Adjustments relating to natural gas contract                                   (77)                                     (77)
        Adjustments relating to valuation allowance on
          net future income tax asset                                               10,500                                   10,500
                                                                  -----------------------------------------------------------------
        Net future tax asset balance under U.S. GAAP              $   (5,881)    $ (71,894)     $ 8,450     $   7,215    $  (62,110)
                                                                  =================================================================
 iv) Accounts payable and accrued charges
        Balance under Canadian GAAP                               $   14,325     $ 118,596      $17,216     $       -    $  150,137
        Adjustments relating to subordinated notes                                   2,125                                    2,125
        Adjustments relating to sale-leaseback                                       6,795                                    6,795
        Adjustments relating to natural gas contract                                   217                                      217
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $   14,325     $ 127,733      $17,216     $       -    $  159,274
                                                                  =================================================================
  v) Current portion of long-term debt
        Balance under Canadian GAAP                               $   34,286     $       -      $     -     $       -    $   34,286
        Adjustments relating to sale-leaseback                                       6,968                                    6,968
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $   34,286     $   6,968      $     -     $       -    $   41,254
                                                                  =================================================================
 vi) Long-term debt
        Balance under Canadian GAAP                               $  370,130     $  28,000      $     -     $       -    $  398,130
        Adjustments relating to subordinated notes                                 100,000                                  100,000
        Adjustments relating to sale-leaseback                                     124,419                                  124,419
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $  370,130     $ 252,419      $     -     $       -    $  622,549
                                                                  =================================================================
vii) Shareholders' equity
        Balance under Canadian GAAP                               $1,018,928     $ 989,262      $64,420     $(964,681)   $1,107,929
        Adjustments relating to the capitalization of interest                      (8,730)                                  (8,730)
        Adjustments relating to commissioning costs                                (70,482)                                 (70,482)
        Adjustments relating to amortization of capital assets                      (3,024)                                  (3,024)
        Adjustments relating to minimum pension liability            (20,147)                                               (20,147)
        Adjustments relating to subordinated notes                                (102,125)                                (102,125)
        Adjustments relating to sale-leaseback                                      (3,849)                                  (3,849)
        Adjustments relating to natural gas hedge                                     (140)                                    (140)
        Adjustments relating to equity income                        (96,725)                                  96,725             -
        Adjustments relating to valuation allowance on net
          future income tax asset                                                  (10,500)                                 (10,500)
                                                                  -----------------------------------------------------------------
        Balance under U.S. GAAP                                   $  888,932     $ 443,886      $64,420     $ 508,306    $  888,932
                                                                  =================================================================

  d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                                                  Non-
                                                                                 Guarantor     Guarantor                Consolidated
                                                                    Parent      Subsidiaries  Subsidiaries Eliminations     Total
                                                                  -----------------------------------------------------------------


Cash derived from (applied to) operating activities               $   (5,673)    $ 186,071      $19,203     $(124,123)   $   75,478
                                                                  =================================================================
Cash derived from financing activities                            $  142,690     $(142,772)     $(7,994)    $  29,266    $   21,190
                                                                  =================================================================
Cash applied to investing activities                              $  (72,760)    $ (30,537)     $   300     $  94,857    $   (8,140)
                                                                  =================================================================
Effect of exchange rate changes on cash and cash equivalents      $   (2,081)    $  (1,166)     $   866     $       -    $   (2,381)
                                                                  =================================================================
Cash position at September 30                                     $   66,854     $  26,097      $16,055     $       -    $  109,006
                                                                  =================================================================

IPSCO Inc. Condensed Consolidating Statements of Financial Position (unaudited) As at September 30, 2002
(thousands of United States dollars)



                                                               Guarantor         Non-Guarantor                      Consolidated
                                                Parent        Subsidiaries       Subsidiaries      Eliminations         Total
                                            ------------------------------------------------------------------------------------
CURRENT ASSETS
   Cash and cash equivalents                $    4,925        $   16,839         $   1,580         $       -        $   23,344
   Accounts receivable
     Trade, less allowances                     30,796            89,661            12,107                 -           132,564
     Intercompany                              111,495          (123,906)           12,411                 -                 -
     Other, including current portion
       of mortgage receivable                   17,825            (7,135)            3,547                 -            14,237
     Inventories                                58,979           174,198             8,179            (9,839)          231,517
     Prepaid expenses                            1,262               580                 5                 -             1,847
     Future income taxes                        12,575            32,382               173                 -            45,130
                                            -----------------------------------------------------------------------------------
                                               237,857           182,619            38,002            (9,839)          448,639
                                            -----------------------------------------------------------------------------------

NON-CURRENT ASSETS
     Capital assets                            140,308           976,642            32,486            (6,114)        1,143,322
     Deferred charges, less amortization         2,637               334                 -                 -             2,971
     Deferred pension asset                      2,000              (123)                -                 -             1,877
     Investment in subsidiaries                909,083            38,498                 -          (947,581)                -
     Future income taxes                             -           116,559              (395)             (170)          115,994
                                            -----------------------------------------------------------------------------------
                                             1,054,028         1,131,910            32,091          (953,865)        1,264,164
                                            -----------------------------------------------------------------------------------
TOTAL ASSETS                                $1,291,885        $1,314,529         $  70,093         $(963,704)       $1,712,803
                                            ===================================================================================

CURRENT LIABILITIES
     Accounts payable and accrued
       charges                                  $8,677          $108,908           $10,657         $       -          $128,242
     Accrued payroll and related
       liabilities                               2,229             9,571                78                 -            11,878
     Current portion of long-term
       debt                                     35,386                 -                 -                 -            35,386
     Other current liabilities                   7,852             9,101                 -                 -            16,953
                                            -----------------------------------------------------------------------------------
                                                54,144           127,580            10,735                 -           192,459
                                            -----------------------------------------------------------------------------------
LONG-TERM LIABILITIES
     Long-term debt                            215,637            91,000                 -                 -           306,637
     Future income taxes                        42,396            91,859             4,188             4,393           142,836
                                            -----------------------------------------------------------------------------------
                                               258,033           182,859             4,188             4,393           449,473
                                            -----------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
     Subordinated notes                              -           102,125                 -                 -           102,125
     Other equity                              968,746           901,965            55,170          (957,135)          968,746
                                            -----------------------------------------------------------------------------------
                                               968,746         1,004,090            55,170          (957,135)        1,070,871
                                            ------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                 $1,280,923        $1,314,529         $  70,093         $(952,742)       $1,712,803
                                            ====================================================================================


IPSCO Inc. Condensed Consolidating Statements of Income (unaudited) Nine Months Ended September 30, 2002
(thousands of United States dollars)

                                                                        Guarantor     Non-Guarantor                    Consolidated
                                                         Parent       Subsidiaries    Subsidiaries     Eliminations        Total
                                                      ------------------------------------------------------------------------------
Sales                                                 $    173,960    $    771,331    $    127,848     $   (247,513)   $    825,626
                                                      ------------------------------------------------------------------------------
Cost of sales
  Manufacturing and raw material                           155,751         695,011         113,031         (247,926)        715,867
  Amortization of capital assets                             9,967          28,416             833                -          39,216
                                                      ------------------------------------------------------------------------------
                                                           165,718         723,427         113,864         (247,926)        755,083
                                                      ------------------------------------------------------------------------------

Gross income                                                 8,242          47,904          13,984              413          70,543
Selling, research and administration                        11,746          27,736             149                -          39,631
                                                      ------------------------------------------------------------------------------

Operating income                                            (3,504)         20,168          13,835              413          30,912

Other expenses (income)
  Interest on long-term debt                                14,317           3,652               -                -          17,969
  Other interest (income) expense, net                         282             (39)            (61)               -             182
  Foreign exchange loss (gain)                                (333)          1,444               6                -           1,117
  Intercompany interest/dividend                           (40,039)       (371,805)         (1,920)         413,764               -
  Equity income                                             12,668         (10,132)              -           (2,536)              -
                                                      ------------------------------------------------------------------------------

Income (loss) before income taxes                            9,601         397,048          15,810         (410,815)         11,644

Income taxes                                                 2,153          (4,337)          6,111              269           4,196
                                                      ------------------------------------------------------------------------------

NET INCOME (LOSS)                                            7,448         401,385           9,699         (411,084)          7,448

Dividends on preferred shares, including part VI.I tax       4,206               -               -                -           4,206

Interest on subordinated notes, net of income tax                -           4,329               -                -           4,329
                                                      ------------------------------------------------------------------------------

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS    $      3,242    $    397,056    $      9,699     $   (411,084)   $     (1,087)
                                                      ==============================================================================

IPSCO Inc. Condensed Consolidating Statements of Cash Flows (unaudited) Nine Months Ended September 30, 2002
(thousands of United States dollars)

                                                                    Guarantor      Non-Guarantor                  Consolidated
                                                         Parent    Subsidiaries    Subsidiaries    Eliminations       Total
                                                       ------------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
   Operating activities
      Working capital provided by operations
         Net income (loss)                             $  7,448    $   406,358        $  9,699     $  (416,057)      $  7,448
         Equity income                                   12,668        (10,132)              -          (2,536)             -
         Amortization of capital assets                   9,967         28,416             833               -         39,216
         Amortization of deferred charges                   563             39               -               -            602
         Deferred pension expense                        (2,265)           123               -               -         (2,142)
         Future income taxes                              4,270          2,714           1,915               -          8,899
                                                       ------------------------------------------------------------------------
                                                         32,651        427,518          12,447        (418,593)        54,023
                                                       ------------------------------------------------------------------------
      Changes in working capital
         Accounts receivable, less allowances               884        (21,304)         (7,405)         (2,268)       (30,093)
         Inventories                                     (3,173)        14,647          (3,597)              -          7,877
         Other                                               (8)            81             111               -            184
         Accounts payable and accrued charges             5,019          7,778            (547)              -         12,250
                                                       ------------------------------------------------------------------------
                                                          2,722          1,202         (11,438)         (2,268)        (9,782)
                                                       ------------------------------------------------------------------------
                                                         35,373        428,720           1,009        (420,861)        44,241
                                                       ------------------------------------------------------------------------
   Financing activities
      Proceeds from issuance of common shares            90,670      1,150,605           1,706      (1,152,311)        90,670
      Proceeds from issuance of common shares
         pursuant to share option plan                    1,942              -               -               -          1,942
      Common share dividends                             (4,558)      (407,123)         (4,973)        412,096         (4,558)
      Preferred share dividends                          (3,939)             -               -               -         (3,939)
      Subordinated notes interest                             -         (8,500)              -               -         (8,500)
      Issue (repayment) of long-term debt                (6,100)       (60,000)              -               -        (66,100)
                                                       ------------------------------------------------------------------------
                                                         78,015        674,982          (3,267)       (740,215)         9,515
                                                       ------------------------------------------------------------------------
   Investing activities
      Expenditures for capital assets                    (1,770)       (26,636)         (1,910)              -        (30,316)
      Investment in subsidiaries                              -              -               -               -              -
      Investment in partnership                         (92,134)    (1,070,648)              -       1,161,076         (1,706)
                                                       ------------------------------------------------------------------------
                                                        (93,904)    (1,097,284)         (1,910)      1,161,076        (32,022)
                                                       ------------------------------------------------------------------------

   Effect of exchange rate changes on cash and
      cash equivalents                                   (6,659)         5,731              46               -           (882)
                                                       ------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS                                12,825         12,149          (4,122)              -         20,852

CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD         (7,900)         4,690           5,702               -          2,492
                                                       ------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS AT END OF PERIOD             $  4,925    $    16,839        $  1,580     $         -       $ 23,344
                                                       ========================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the nine months ended September 30, 2002 (unaudited)

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                               Guarantor   Non-Guarantor                Consolidated
                                                                     Parent   Subsidiaries  Subsidiaries  Eliminations      Total
                                                                   -----------------------------------------------------------------
Net income as reported under Canadian GAAP                          $  7,448   $ 401,385       $ 9,699     $(411,084)   $    7,448
Adjustments relating to amortization of capital assets                              (365)                                     (365)
Adjustments relating to subordinated notes                                        (4,329)                                   (4,329)
Adjustments relating to sale-leaseback                                            (1,053)                                   (1,053)
Adjustments relating to natural gas hedge                                            544                                       544
Adjustments to equity income                                          (5,203)                                  5,203             -
                                                                    ----------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                         2,245     396,182         9,699      (405,881)        2,245
Dividends on preferred shares including part VI.I tax                 (4,206)                                               (4,206)
                                                                    ----------------------------------------------------------------
Net income (loss) available to common shareholders in
    accordance with U.S. GAAP                                       $ (1,961)  $ 396,182       $ 9,699     $(405,881)   $   (1,961)
                                                                    ================================================================

b)   Comprehensive income (loss):

                                                                               Guarantor   Non-Guarantor                Consolidated
                                                                     Parent   Subsidiaries  Subsidiaries   Eliminations    Total
                                                                    ----------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                      $  2,245   $ 396,182       $ 9,699     $(405,881)   $    2,245
Other comprehensive income
   Foreign currency translation adjustments                              489                                                   489
   Adjustment to equity income                                           318                                    (318)            -
   Amortization of natural gas hedge to income                                       498                                       498
      tax effect                                                                    (180)                                     (180)
                                                                    ----------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP            $  3,052   $ 396,500        $9,699     $(406,199)   $    3,052
                                                                    ================================================================

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                               Guarantor   Non-Guarantor                Consolidated
                                                                     Parent   Subsidiaries  Subsidiaries  Eliminations      Total
                                                                    ----------------------------------------------------------------
i)   Capital assets
        Balance under Canadian GAAP                                 $140,308   $ 976,642       $32,486     $  (6,114)   $1,143,322
        Adjustments relating to the capitalization of interest                   (13,902)                                  (13,902)
        Adjustments relating to commissioning costs                             (112,233)                                 (112,233)
        Adjustments relating to amortization of capital assets                    (6,273)                                   (6,273)
        Adjustments relating to sale-leaseback                                   137,890                                   137,890
                                                                    ----------------------------------------------------------------
        Balance under U.S. GAAP                                     $140,308   $ 982,124       $32,486     $  (6,114)   $1,148,804
                                                                    ================================================================

ii)  Deferred pension liability (asset)
        Balance under Canadian GAAP                                 $ (2,000)  $     123       $     -     $       -    $   (1,877)
        Adjustments relating to minimum pension liability              6,715                                                 6,715
                                                                    ----------------------------------------------------------------
        Balance under U.S. GAAP                                     $  4,715   $     123       $     -     $       -    $    4,838
                                                                    ================================================================

iii) Future income taxes
        Net future tax asset balance under Canadian GAAP       $   29,821   $    (57,082)  $  4,410      $     4,563   $   (18,288)
        Adjustments relating to the capitalization of interest                    (5,172)                                   (5,172)
        Adjustments relating to commissioning costs                              (41,751)                                  (41,751)
        Adjustments relating to amortization of capital assets                    (2,333)                                   (2,333)
        Adjustments relating to minimum pension liability          (2,498)                                                  (2,498)
        Adjustments relating to sale-leaseback                                    (1,644)                                   (1,644)
        Adjustments relating to natural gas contract                                (196)                                     (196)
        Adjustments relating to valuation allowance on net
          future income tax asset                                                 37,200                                    37,200
                                                               --------------------------------------------------------------------
        Net future tax asset balance under U.S. GAAP           $   27,323   $    (70,978)  $  4,410      $     4,563   $   (34,682)
                                                               ====================================================================

iv)  Accounts payable and accrued charges
        Balance under Canadian GAAP                            $    8,677   $    108,908   $ 10,657      $         -   $   128,242
        Adjustments relating to subordinated notes                                 2,125                                     2,125
        Adjustments relating to sale-leaseback                                       945                                       945
        Adjustments relating to natural gas contract                                 544                                       544
                                                               --------------------------------------------------------------------
        Balance under U.S. GAAP                                $    8,677   $    112,522   $ 10,657      $         -   $   131,856
                                                               ====================================================================

v)   Current portion of long-term debt
        Balance under Canadian GAAP                            $   35,386   $          -   $      -      $         -   $    35,386
        Adjustments relating to sale-leaseback                                     9,974                                     9,974
                                                               --------------------------------------------------------------------
        Balance under U.S. GAAP                                $   35,386   $      9,974   $      -      $         -   $    45,360
                                                               ====================================================================

vi)  Long-term debt
        Balance under Canadian GAAP                            $  215,637   $     91,000   $      -      $         -   $   306,637
        Adjustments relating to subordinated notes                               100,000                                   100,000
        Adjustments relating to sale-leaseback                                   131,387                                   131,387
                                                               --------------------------------------------------------------------
        Balance under U.S. GAAP                                $  215,637   $    322,387   $      -      $         -   $   538,024
                                                               ====================================================================

vii) Shareholders' equity
        Balance under Canadian GAAP                            $  968,746   $  1,004,090   $ 55,170      $  (957,135)  $ 1,070,871
        Adjustments relating to the capitalization of interest                    (8,730)                                   (8,730)
        Adjustments relating to commissioning costs                              (70,482)                                  (70,482)
        Adjustments relating to amortization of capital assets                    (3,940)                                   (3,940)
        Adjustments relating to minimum pension liability          (4,217)                                                  (4,217)
        Adjustments relating to subordinated notes                              (102,125)                                 (102,125)
        Adjustments relating to sale-leaseback                                    (2,776)                                   (2,776)
        Adjustments relating to natural gas hedge                                   (349)                                     (349)
        Adjustments relating to equity income                    (123,477)                                   123,477             -
        Adjustments relating to valuation allowance
          on net future income tax asset                                         (37,200)                                  (37,200)
                                                               --------------------------------------------------------------------
        Balance under U.S. GAAP                                $  841,052   $    778,488   $ 55,170      $  (833,658)  $   841,052
                                                               ====================================================================

d)   United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                             Guarantor     Non-Guarantor               Consolidated
                                                                 Parent     Subsidiaries   Subsidiaries  Eliminations     Total
                                                               --------------------------------------------------------------------
Cash derived from (applied to) operating activities            $   35,373   $    428,720   $  1,009      $  (420,861)  $    44,241
                                                               ====================================================================

Cash derived from financing activities                         $   63,015   $    654,982   $ (3,267)     $  (740,215)  $   (25,485)
                                                               ====================================================================

Cash applied to investing activities                           $  (93,904)  $ (1,097,284)  $ (1,910)     $ 1,161,076   $   (32,022)
                                                               ====================================================================

Effect of exchange rate changes on cash
  and cash equivalents                                         $   (6,659)  $      5,731   $     46      $         -   $      (882)
                                                               ====================================================================

Cash position at September 30                                  $    4,925   $     16,839   $  1,580      $         -   $    23,344
                                                               ====================================================================

IPSCO Inc. Condensed Consolidating Statements of Financial Position (unaudited) As at December 31, 2002
(thousands of United States dollars)

(
                                                               Guarantor       Non-Guarantor                      Consolidated
                                               Parent         Subsidiaries      Subsidiaries      Eliminations        Total
                                             ---------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                  $    4,678        $   14,501           $ 3,680        $       -        $   22,859
  Accounts receivable
     Trade, less allowances                      35,546            89,478            10,397                -           135,421
     Intercompany                               162,378          (179,846)           17,468                -                 -
     Other, including current portion
       of mortgage receivable                    17,575            (2,715)            3,471                -            18,331
     Inventories                                 62,352           197,325             7,026          (11,293)          255,410
     Prepaid expenses                             1,086             1,720                41                -             2,847
     Future income taxes                         13,615            27,613               174                -            41,402
                                             ---------------------------------------------------------------------------------
                                                297,230           148,076            42,257          (11,293)          476,270
                                             ---------------------------------------------------------------------------------

NON-CURRENT ASSETS
  Capital assets                                135,518           972,247            32,760           (6,168)        1,134,357
  Mortgage receivable                                 -             5,403                 -                -             5,403
  Deferred charges, less amortization             2,464               321                 -                -             2,785
  Deferred pension asset                          4,008               (97)                -                -             3,911
  Investment in subsidiaries                    840,109            40,265                 -         (880,374)                -
  Future income taxes                             1,533           121,980                47           (1,974)          121,586
                                             ---------------------------------------------------------------------------------
                                                983,632         1,140,119            32,807         (888,516)        1,268,042
                                             ---------------------------------------------------------------------------------
TOTAL ASSETS                                 $1,280,862        $1,288,195           $75,064        $(899,809)       $1,744,312
                                             =================================================================================

CURRENT LIABILITIES
  Accounts payable and accrued charges       $    8,321           $85,463           $12,371        $       -        $  106,155
  Accrued payroll and related liabilities         2,380            11,353                42                -            13,775
  Current portion of long-term debt              35,386                 -                 -                -            35,386
  Other current liabilities                       3,691            12,451                 -                -            16,142
                                             ---------------------------------------------------------------------------------
                                                 49,778           109,267            12,413                -           171,458
                                             ---------------------------------------------------------------------------------

LONG-TERM LIABILITIES
  Long-term debt                                201,202           141,000                 -                -           342,202
  Future income taxes                            46,709            99,215             4,977           (7,672)          143,229
                                             ---------------------------------------------------------------------------------
                                                247,911           240,215             4,977           (7,672)          485,431
                                             ---------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Subordinated notes                                  -           104,250                 -                -           104,250
  Other equity                                  983,173           834,463            57,674         (892,137)          983,173
                                             ---------------------------------------------------------------------------------
                                                983,173           938,713            57,674         (892,137)        1,087,423
                                             ---------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $1,280,862        $1,288,195           $75,064        $(899,809)       $1,744,312
                                             =================================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the year ended December 31, 2002 (unaudited)

     Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                              Guarantor   Non-Guarantor                Consolidated
                                                                 Parent     Subsidiaries  Subsidiaries   Eliminations      Total
                                                              ----------------------------------------------------------------------
i)   Capital assets
       Balance under Canadian GAAP                            $    135,518  $    972,247  $     32,760   $     (6,168) $  1,134,357
       Adjustments relating to the capitalization of interest                    (13,902)                                   (13,902)
       Adjustments relating to commissioning costs                              (112,233)                                  (112,233)
       Adjustments relating to amortization of capital assets                     (8,619)                                    (8,619)
       Adjustments relating to sale-leaseback                                    136,432                                     136,432
                                                              ----------------------------------------------------------------------
       Balance under U.S. GAAP                                $    135,518  $    973,925  $     32,760   $     (6,168) $  1,136,035
                                                              ======================================================================

ii)  Deferred pension liability (asset)
       Balance under Canadian GAAP                            $     (4,008) $         97  $          -   $          -  $     (3,911)
       Adjustments relating to minimum pension liability            32,081                                                   32,081
                                                              ----------------------------------------------------------------------
       Balance under U.S. GAAP                                $     28,073  $         97  $          -   $          -  $     28,170
                                                              ======================================================================

iii) Future income taxes
       Net future tax asset balance under Canadian GAAP       $     31,561  $    (50,378) $      4,756   $     (5,698) $    (19,759)
       Adjustments relating to the capitalization of interest                     (5,172)                                    (5,172)
       Adjustments relating to commissioning costs                               (41,751)                                   (41,751)
       Adjustments relating to amortization of capital assets                     (3,206)                                    (3,206)
       Adjustments relating to minimum pension liability           (11,934)                                                 (11,934)
       Adjustments relating to sale-leaseback                                     (1,853)                                    (1,853)
       Adjustments relating to natural gas contract                                  (28)                                       (28)
       Adjustments relating to valuation allowance on net                                                                         -
         future income tax asset                                                  10,500                                     10,500
                                                              ----------------------------------------------------------------------
       Net future tax asset balance under U.S. GAAP           $     19,627  $    (91,888) $      4,756   $     (5,698) $    (73,203)
                                                              ======================================================================

iv)  Accounts payable and accrued charges
       Balance under Canadian GAAP                            $      8,321  $     85,463  $     12,371   $          -  $    106,155
       Adjustments relating to subordinated notes                                  4,250                                      4,250
       Adjustments relating to sale-leaseback                                         51                                         51
       Adjustments relating to natural gas contract                                   78                                         78
                                                              ----------------------------------------------------------------------
       Balance under U.S. GAAP                                $      8,321  $     89,842  $     12,371   $          -  $    110,534
                                                              ======================================================================

v)   Current portion of long-term debt
       Balance under Canadian GAAP                            $     35,386  $          -  $          -   $          -  $     35,386
       Adjustments relating to sale-leaseback                                      9,973                                      9,973
                                                              ----------------------------------------------------------------------
       Balance under U.S. GAAP                                $     35,386  $      9,973  $          -   $          -  $     45,359
                                                              ======================================================================

vi)  Long-term debt
       Balance under Canadian GAAP                            $    201,202  $    141,000  $          -   $          -  $    342,202
       Adjustments relating to subordinated notes                                100,000                                    100,000
       Adjustments relating to sale-leaseback                                    131,388                                    131,388
                                                              ----------------------------------------------------------------------
       Balance under U.S. GAAP                                $    201,202  $    372,388  $          -   $          -  $    573,590
                                                              ======================================================================

vii) Shareholders' equity
       Balance under Canadian GAAP                            $    983,173  $    938,713  $     57,674   $   (892,137) $  1,087,423
       Adjustments relating to the capitalization of interest                     (8,730)                                    (8,730)
       Adjustments relating to commissioning costs                               (70,482)                                   (70,482)
       Adjustments relating to amortization of capital assets                     (5,413)                                    (5,413)
       Adjustments relating to minimum pension liability           (20,147)                                                 (20,147)
       Adjustments relating to subordinated notes                               (104,250)                                  (104,250)
       Adjustments relating to sale-leaseback                                     (3,127)                                    (3,127)
       Adjustments relating to natural gas hedge                                     (50)                                       (50)
       Adjustments relating to equity income                       (98,302)                                    98,302             -
       Adjustments relating to valuation allowance on net
         future income tax asset                                                 (10,500)                                   (10,500)
                                                              ----------------------------------------------------------------------
       Balance under U.S. GAAP                                $    864,724  $    736,161  $     57,674   $   (793,835) $    864,724
                                                              ======================================================================


                            TONS SHIPPED (unaudited)
================================================================================
                                   (thousands)

                                                        For the Three Months Ended           For the Nine Months Ended
                                                   --------------------------------------   ---------------------------
                                                   September 30   September 30    June 30   September 30   September 30
                                                       2003           2002          2003        2003           2002
-----------------------------------------------------------------------------------------------------------------------
  Discrete Plate and Coil                                 411.2          383.6      400.5        1,124.3        1,201.2
  Cut Plate                                               143.6          142.4      143.3          428.1          452.4
                                                   --------------------------------------------------------------------
Total Steel Mill Products                                 554.8          526.0      543.8        1,552.4        1,653.6
-----------------------------------------------------------------------------------------------------------------------
  Energy Tubulars                                         169.0           91.9      103.4          417.7          276.0
  Large Diameter Tubulars                                  29.5           15.0       46.3           87.2          114.4
  Non-Energy Tubulars                                      64.0           64.9       55.3          183.0          214.2
                                                   --------------------------------------------------------------------
Total Tubular Products                                    262.5          171.8      205.0          687.9          604.6
-----------------------------------------------------------------------------------------------------------------------
Total Shipments                                           817.3          697.8      748.8        2,240.3        2,258.2
-----------------------------------------------------------------------------------------------------------------------


                     NON-GAAP FINANCIAL MEASURES (unaudited)
================================================================================
          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped.


                                                   For the Three Months Ended                 For the Nine Months Ended
                                                   ---------------------------------------   ---------------------------
                                                   September 30   September 30     June 30   September 30   September 30
                                                       2003           2002           2003        2003           2002
------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of cash derived from (applied to)
operating activities to EBITDA (Canadian and U.S. GAAP):

   Cash derived from (applied to) operating
      activities                                      $ 31,322        $ 8,049    $ (31,226)      $ 75,478      $ 44,241
   Changes in working capital                           (8,482)         5,135       44,131        (16,675)        9,782
   Current income tax expense (benefit)                 (4,052)         5,943         (904)        (5,441)       (4,703)
   Interest expense, net                                 8,840          5,683        6,065         20,490        18,151
   Other                                                  (385)           711         (579)        (2,019)        1,540
                                                   ---------------------------------------------------------------------
   EBITDA (Canadian GAAP)                               27,243         25,521       17,487         71,833        69,011
   US GAAP adjustments relating to:
     Sale and leaseback                                  3,471          3,471        3,471         10,413        10,413
     Natural gas hedge                                    (366)           180         (102)          (634)          850
                                                   ---------------------------------------------------------------------
   EBITDA (US GAAP)                                   $ 30,348        $29,172    $  20,856       $ 81,612      $ 80,274
                                                   ---------------------------------------------------------------------
Operating Income (Loss) Per Ton                       $     13        $    19    $      (1)      $      9      $     14
Annualized Return on Common Shareholders' Equity            -1%             0%          -3%            -1%            0%
------------------------------------------------------------------------------------------------------------------------